EXHIBIT 19

                     INGERSOLL-RAND AND CLARK EQUIPMENT RECEIVE
                        SECOND REQUEST FROM JUSTICE DEPARTMENT


             Woodcliff Lake, New Jersey and South Bend, Indiana (April

             19, 1995) -- Ingersoll-Rand Company and Clark Equipment

             Company said that the United States Department of Justice

             has requested additional information in connection with

             Ingersoll-Rand's Hart-Scott-Rodino filing relating to its

             tender offer for all of the outstanding shares of Clark.

             Thomas F. McBride, Senior Vice President of Ingersoll-Rand,

             said: "This request was expected.  We have previously

             indicated that if the Justice Department raises antitrust

             concerns, we are prepared to consider the divesture of

             certain assets to deal with those concerns."